Conner & Winters
ATTORNEYS AND COUNSELORS AT LAW
Conner & Winters, LLP
4000 One Williams Center
Tulsa, Oklahoma 74172-0148
918-586-5711
Fax 918-586-8548
December 12, 2008
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Willbros Group, Inc.
Registration Statement on Form S-4
Filed November 12, 2008
File No. 333-155281

Annual Report on Form 10-K for the fiscal year ended December 31, 2007
Filed February 29, 2008
File No. 1-11953
Dear Mr. Schwall:
          Willbros Group, Inc., a newly formed Delaware corporation (“Willbros Delaware”), hereby electronically files under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-4 originally filed November 12, 2008 (File No. 333-155281) (the “Form S-4”). The purpose of this letter is to respond to your comments with respect to the Form S-4 and the Annual Report on Form 10-K of Willbros Group, Inc., a Republic of Panama corporation (the “Company” or “Willbros Panama”), filed on February 29, 2008, for the fiscal year ended December 31, 2007 (File No. 1-11953) (the “Form 10-K”). Courtesy copies of Amendment No. 1, marked to show changes, and this letter are being delivered to you. The headings used herein are the same as those set forth in your letter of December 5, 2008. All page references in the responses below refer to the corresponding pages in Amendment No. 1 and the Form 10-K unless otherwise indicated.
Registration Statement on Form S-4
General
Summary, page 1
Comparison of Rights of Stockholders, page 5

Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
December 12, 2008

1.	Please provide a brief overview in this section of the material differences between the rights of Willbros Panama stockholders under Panama law and Willbros Panama’s charter documents as compared to the rights they will have as stockholders of the registrant under Delaware law and the registrant’s charter documents. For example, please highlight the differences in voting required for the election of directors, stockholders’ powers to call special meetings, and the ability of stockholders to act by written consent.
Company’s response:
          A brief overview of the material differences between the rights of Willbros Panama stockholders under Panama law and Willbros Panama’s charter documents as compared to the rights they will have under Delaware law and Willbros Delaware’s charter documents has been added in the “Summary – Comparison of Rights of Stockholders” at page 5 of Amendment No. 1.
Material Income Tax Consequences, page 31
2.	You “urge” and “encourage” the reader to consult with its own tax advisors. That language is acceptable, whereas the statement that it “should consult” is not. Please revise the disclosure, including the related text in the Summary section, accordingly.
Company’s response:
          We have revised the disclosure under “Material Income Tax Consequences” at page 32 and elsewhere in Amendment No. 1, including the related text in the “Summary” section, to eliminate the phrase “should consult” and replace it with the above-mentioned acceptable phrases “urge” or “encourage.”
Material U.S. Federal Income Tax Consequences, page 31
3.	If Sidley Austin rendered an opinion regarding the tax consequences with respect to ownership and disposition of Willbros Delaware common stock, revise to make this clear rather than suggesting that the text merely is a “fair and accurate summary” of the consequences.
Company’s response:
          Sidley Austin LLP did not opine on the tax consequences with respect to ownership and disposition of Willbros Delaware common stock. Rather, Sidley Austin LLP opined on the material U.S. federal tax consequences of the proposed Reorganization and opined that the discussion summarizing certain material U.S. federal income tax consequences with respect to

Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
December 12, 2008

the ownership and disposition of Willbros Delaware common stock after the Reorganization and the U.S. federal income taxation of Willbros Delaware and its subsidiaries after the Reorganization is a “fair and accurate summary” of the relevant material U.S. federal income tax consequences thereof.
          We understand that in a domestic stock offering, the registrant is generally not required to provide a tax disclosure as to the tax consequences of holding common stock in a domestic corporation since such tax consequences are generally viewed as commonly known and uncontroversial. In a proxy statement/prospectus, we understand that a registrant is generally only required to provide a discussion relating to the material tax consequences relating to the proposed transaction. We have obtained opinions from Sidley Austin LLP and provided a discussion in the proxy statement/prospectus regarding the material U.S. federal income tax consequences of the proposed Reorganization.
          The discussion regarding the tax consequences of the ownership and disposition of our common stock or the U.S. federal income taxation of Willbros Delaware and its subsidiaries after the Reorganization has been included in the Form S-4 for the stockholders’ general information only, and the discussion does not pertain to any specific transaction the tax consequences of which may be controversial. We have not obtained and do not intend to obtain tax opinions of counsel regarding the tax consequences of the ownership and disposition of our common stock or the U.S. federal income taxation of Willbros Delaware and its subsidiaries after the Reorganization.
Tax Consequences of the Internal Spin-Off, page 34
4.	We note your disclosure at page 34 that the tax ruling provides that no gain or loss will be recognized by the registrant on its receipt of the Willbros USA common stock in the Internal Spin-Off except for any income inclusion that would arise as the result of Willbros Panama having been a “controlled foreign corporation” under the Code. However, it appears from the opinion of your U.S. counsel regarding U.S. tax consequences that was filed as Exhibit 8.1 that such tax ruling did not apply to any income inclusion resulting from the application of Treas. Reg. Section 1.367(b)-5(a) and (c). Please revise your filing to reflect such information, and to disclose the related opinion from your U.S. tax counsel.
Company’s response:
          The tax ruling provides that no gain or loss will be recognized by the registrant on its receipt of the Willbros USA common stock in the Internal Spin-Off except for any income tax inclusion that would arise as the result of Willbros Panama having been a “controlled foreign corporation” (“CFC”) under the Code. The Internal Revenue Service would not rule on whether Willbros Panama has ever been a CFC as the Internal Revenue Service generally does not rule on factual matters. Based on the information and representations provided by Willbros Panama,

Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
December 12, 2008

Sidley Austin LLP has opined that Willbros Panama has never been a CFC prior to the proposed Merger and as a result, there would be no related income inclusion with respect to Willbros Delaware’s receipt of Willbros USA common stock in the Internal Spin-Off. This opinion was included in the disclosure on page 35 of the Form S-4 that Willbros Panama has not been a CFC prior to the Merger and accordingly, no gain or loss should be recognized by (and no amount should otherwise be included in the income of) Willbros Delaware on its receipt of the Willbros USA common stock in the Internal Spin-Off (although specific references to the applicable Treasury Regulation sections were not included in the disclosure). We have added additional clarifying language in the tax disclosure at page 35 of Amendment No. 1 following the tax ruling discussion referred to by you in your comment to make clear that Sidley Austin LLP has opined on the CFC matters and the registrant should have no CFC-related income inclusion from the Internal Spin-Off.
Signatures, page II-4
5.	We note your disclosure at page 16 that when the merger is completed, all of the directors and executive officers of Willbros Panama will be the directors and executive officers of the registrant. We note also that although the definitive proxy statement of Willbros Panama that was filed on April 23, 2008 disclosed that Willbros Panama has nine directors, only three directors of the registrant signed the registration statement. Please advise whether a majority of the registrant’s board of directors has signed the registration statement. Note that the instructions to Form S-4 require that a registration statement on Form S-4 be signed by, among others, at least a majority of the board of directors or persons performing similar functions.
Company’s response:
          Willbros Delaware is a newly formed Delaware corporation and currently has three directors, each of whom has signed the Form S-4. Accordingly, a majority of the registrant’s board of directors has signed the Form S-4. Each of Willbros Delaware’s three directors is also a director of Willbros Panama, and the “other” six directors of Willbros Panama will be appointed to serve on the board of directors of Willbros Delaware in conjunction with the proposed merger.
Exhibits
6.	With respect to the opinions of your U.S. counsel and Dutch counsel regarding tax matters, please obtain and file opinions that do not suggest that investors are not entitled to rely on the opinions.
Company’s response:
          The opinions of U.S. and Dutch counsel regarding tax matters have been revised to address your comment and have been filed with Amendment No. 1.

Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
December 12, 2008

Annual Report on Form 10-K for the fiscal year ended December 31. 2007
General
7.	We note the disclosure on page 94 of your Form 10-K regarding your settlement with OFAC as a result of alleged violations of the Sudanese Sanctions Regulations. We note also that a dropdown menu on your website enables nationals of Sudan to request information from you as investors. As you know, Sudan is identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please clarify for us whether you have past, current, or anticipated contacts with Sudan, through direct or indirect arrangements, other than those which you have previously discussed as the subject of the OFAC investigation. Please describe the nature and extent of any such contacts. Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided into Sudan, and any agreements, commercial arrangements, or other contacts you have had or anticipate having with the government of Sudan or entities controlled by that government.
Company’s response:
          Please be advised that the Company previously provided a full report of the background of its activities in Sudan in its July 12, 2006 response to a similar inquiry by the staff of the SEC in conjunction with the staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005. For ease of reference, attached hereto as Exhibit A are the relevant portions of that response to such inquiry. Please be advised that the Company’s contacts with the Sudan remain unchanged from its July 12, 2006 response.
          As to your comment regarding the Sudan being listed among the countries on an address drop down menu on the Company’s website, please be advised that the reference to the Sudan is being removed. The Company is not aware of any such inquiry being received from the Sudan and, if it had, it would not have forwarded any information in response to such an inquiry from the Sudan.
8.	In addition, please tell us, in reasonable detail and with a view to disclosure the terms and ramifications of your settlement with OFAC. In this regard, we note that there appears to be a typographical error in the dollar amount disclosed as the dollar amount of your settlement with OFAC.
Company’s response:
          In the Company’s 2007 Form 10-K filed on February 29, 2008, at page 94, the Company reported that the Office of Foreign Asset Control (“OFAC”) had offered to the Company an

Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
December 12, 2008

agreement in principle, in which the Company would pay a fine of $6,600 (reported as $6.6 in this filing because dollar amounts were reported in thousands) as a civil penalty. Accordingly, there was not a typographical error with regard to the dollar amount reported by the Company at that time. In the second quarter of 2008, OFAC notified the Company that it had reconsidered the terms of the proposed settlement and as the Company reported in its second quarter 2008 Form 10-Q filed on August 7, 2008, it was expected that OFAC’s investigation of the Company would be resolved by the payment by the Company of a total civil penalty not to exceed $30,000 (reported as $30 in this filing because, again, dollar amounts were reported in thousands). The Company awaits OFAC’s final approval of its proposed settlement and believes through its prior filings that it has disclosed any material ramifications of the Company’s proposed settlement with OFAC.
9.	Please discuss the materiality of any contacts with Sudan described in response to the foregoing comments, and whether those contacts would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Sudan.
Company’s response:
          Please be advised that the Company responded to essentially the same inquiry from the staff of the SEC in its July 12, 2006 response letter. For ease of reference, attached hereto as Exhibit B is the Company’s previous response to such inquiry provided in the July 12, 2006 response letter. The Company believes that the materiality of the Company’s contacts with the Sudan remains unchanged from its July 12, 2006 response. Since the date of that response, the Company’s Investor Relations Department has not received any inquiries from institutional investors who have divestment policies with respect to companies doing business in the Sudan. The Company continues to believe that, given the unauthorized and limited nature of the activities in the Sudan, any such divestitures are unlikely.

Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
December 12, 2008

Closing Comments
          We would appreciate your earliest possible review of this letter in response to your comments. To expedite the conveyance of any additional comments or if you have any questions, please feel free to call me at (479) 587-3418, at any time.
Very truly yours,
/s/ Greg S. Scharlau
Greg S. Scharlau

cc:	Laura Nicholson
Timothy Levenberg
Securities and Exchange Commission

Robert R. Harl
Van A. Welch
Willbros Group, Inc.

Robert J. Melgaard
Conner & Winters, LLP

Exhibit A
Excerpt from the Company’s Letter to the SEC dated July 12, 2006, filed on July 12, 2006
          Sudan: The references in the Company’s 2005 10-K to possible violations of the Sudanese Sanctions Regulations relate to the activities of Mr. James Tillery and others in 2003 and 2004. Tillery is a U.S. citizen and resident, who formerly served as Senior Vice President of Willbros USA, Inc., a Delaware corporation and a subsidiary of the Company (“WUSA”), and President of Willbros International, Inc. a Panama subsidiary of the Company and an affiliate of WUSA. These actions were the subject of a comprehensive inquiry carried out by the Company’s independent counsel, Mr. Vincent Rocque, and voluntarily reported to OFAC. Tillery resigned on January 6, 2005.
          On October 9, 2003, The Oman Construction Company, LLC (“TOCO”), an Omani subsidiary of the Company and an affiliate of WUSA, executed, apparently at Tillery’s direction, a Consortium Agreement providing that the parties to that agreement would seek, and if successful, perform, a contract for the engineering, procurement and construction of a segment of the Melut Basin Oil Development Project being undertaken in Sudan by Petrodar Operating Company (“Petrodar”). Tillery apparently directed TOCO to enter into the Consortium on the assumption that the U.S. embargo against Sudan was about to be lifted or that TOCO could legally conduct work in Sudan.
          The parties to the Consortium Agreement, in addition to TOCO, were Malaysia Mining Corporation Berhad, Sinopec Group and Itochu Corporation. TOCO’s participating interest in the Consortium was originally established at 20%.
          In the early part of 2004, Tillery directed a Vice President of WUSA to engage in preliminary bid work with respect to the pump station portion of the project. Tillery also instructed a WUSA employee to assist with the technical portion of the Consortium’s bid and another WUSA Vice President to assist with bid pricing. Tillery also sent a TOCO employee to Sudan to attend a Petrodar-sponsored site visit. In March 2004, additional work was done to estimate the total value of the project and to prepare a price for all pipe double jointing for the project and for overall project management. At this time, Tillery told one WUSA Vice President that he no longer expected TOCO would participate in the Consortium because the U.S. embargo had not been lifted but that he wanted to maintain some ties to the project in the event the embargo was subsequently lifted.
          On or about March 19, 2004, after several meetings in Beijing with representatives of the other Consortium participants, a WUSA Vice President informed Tillery that he was certain that Sinopec was unwilling to give TOCO any part of the project work, that Sinopec was merely using TOCO’s name to demonstrate that the Consortium had the required pipeline construction experience and that Tillery should advise Sinopec that TOCO wished to withdraw from the Consortium. Tillery agreed with the recommendation and the withdrawal process began.
          On June 28, 2004, the parties to the Consortium entered into a Second Supplemental Agreement, which reduced TOCO’s interest in the Consortium from 20% to 0% and excluded TOCO from any risk, liabilities or profits arising out of the Consortium. The Second

A-1

Supplemental Agreement stipulated that TOCO had to provide any necessary assistance, including supplying required powers of attorney, to ensure that the Consortium could be awarded the project. Other than these powers of attorney, it does not appear that TOCO or any other WUSA affiliate provided any further services or support to the Consortium. The Consortium received a Letter of Award on June 1, 2004, pursuant to which Petrodar awarded the Consortium a part of the project for a fixed fee of $65,622,173.
          Following the award of the project to the Consortium, TOCO attempted to recover a portion of its and WUSA’s expenses associated with the project by billing the Consortium for expenses incurred in connection with preparation of the bid package. Payment was made five months later by the Consortium in Euros having a U.S. dollar value at the time of $135,657.19.
          Other than the activities described above, the Company has no past, current or anticipated contacts with Sudan, whether through subsidiaries or other affiliated entities, or other direct or indirect arrangements. Mr. Tillery’s activities with respect to the Consortium were unauthorized by the Company’s Legal Department or by Mr. Tillery’s superior, Michael F. Curran, the Company’s CEO. Both Jay Dalton, the Company’s General Counsel, and a staff attorney were asked by Tillery on one or more occasions about the status of the Sudanese sanctions and on at least one occasion about the possibility of using TOCO to perform Sudan work. In each instance, Tillery was advised that work in or related to Sudan was not permissible, through TOCO or otherwise. Moreover, although Curran was not aware of Tillery’s interest in the Consortium project until June 2005, he told Tillery in April 2004, after a meeting with industry officials, that the general view was that the embargo would not be lifted anytime soon. Curran further informed Tillery that the Company would not be interested in performing work in Sudan even if the embargo was lifted because he understood that other companies who had performed work in that country found such work to be commercially and financially disappointing.
          The Company’s General Counsel first learned about the Sudan project on June 17, 2005. The Company promptly commenced an internal investigation and promptly thereafter retained outside counsel to conduct a detailed inquiry into this matter. Upon discovery and subsequent confirmation of the scope of the problem, the matter was voluntarily and promptly disclosed to OFAC in August 2005. The Company takes seriously its responsibility for compliance with U.S. embargoes. As a corrective measure, the Company is conducting compliance seminars for international and relevant domestic employees, is putting additional checks and balances on the decision-making process for all pertinent work, and has issued a warning that there will be clear consequences for any future non-compliance.

A-2

Exhibit B
Excerpt from the Company’s Letter to the SEC dated July 12, 2006, filed on July 12, 2006
          Company’s Response: We respectfully submit that the Company’s activities in Iran and Sudan do not represent a material investment risk. As previously indicated, subsequent to the effective date of the Iranian Transactions Regulations, the Company has not conducted any activities in Iran or had any involvement in any transactions pertaining to Iran. In addition, the unauthorized estimating activities in Sudan carried out through TOCO at Mr. Tillery’s behest for which the Company was reimbursed for a total of approximately $135,000 in expenses were terminated in June 2004, and the Company has investigated such activities and reported them to OFAC and implemented controls to prevent a recurrence.
          Although the Company has terminated all activity in Sudan and has not done business in Iran for many years, it is still possible that some pension fund investors may nonetheless determine that they should not invest in Willbros securities or should divest their current holdings of the Company’s securities due to the Company’s unauthorized and limited activities in Sudan in 2003 and 2004. However, the Company does not believe that state pension funds and university endowments have or will in the future constitute a significant portion of the Company’s shareholder base. Furthermore, given the unauthorized and limited nature of the activities, the Company believes that any such divestitures are unlikely.
          The Company first disclosed the possible violation of Sudanese Sanctions Regulations in its 2004 10-K and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005, each filed on November 22, 2005. The closing price of the Company’s common stock on the New York Stock Exchange on that date was $15.78. Since that date, the Company’s stock price has risen significantly and the Company’s Investor Relations Department has received very few inquiries about the Sudan situation and no inquiries from institutional investors who have divestment policies with respect to companies doing business in that country. Moreover, the Company’s backlog remains at near record levels.
          Item 1.A. of the Company’s annual report on Form 10-K includes an extensive discussion of the activities of Mr. Tillery and the adverse impact that such activities may have on the Company. With respect to the risk that the Company may suffer harm as a result of the damage Mr. Tillery’s actions may have caused to its reputation, the Risk Factor discussion already provides as follows:
          “Our reputation and our ability to do business may be impaired by the corrupt behavior of Mr. Tillery and other employees of WII or its subsidiaries.
          We are committed to conducting business worldwide in a legal and ethical manner. Many of our clients make compliance with applicable laws and ethical conduct a condition to their business relationships. The actions of Mr. Tillery and other employees of WII or its subsidiaries may cause us to be disqualified from some business opportunities with clients and others who require their business partners to maintain high ethical standards.”

B-1

          Accordingly, the Company believes that it has adequately disclosed the risk that the corrupt behavior of Mr. Tillery and others may result in the loss of some business opportunities and does not believe that the possible divestment of the Company’s common stock by portfolio investors represents a material risk to investors.

B-2